United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Textainer Group Holdings Limited

(Name of Issuer)

Common Shares, $0.01 par value per share

(Title of Class of Securities)

G8766E109

(CUSIP Number)

May 16, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. G8766E109

1	NAME OF REPORTING PERSON Halco Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. G8766E109

1	NAME OF REPORTING PERSON Trencor Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 27,278,802 Common Shares (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 27,278,802 Common Shares (See Item 4)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 27,278,802 Common Shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 47.8%
12	TYPE OF REPORTING PERSON (See Instructions) CO

ITEM 1(a):	Name of Issuer:

Textainer Group Holdings Limited

ITEM 1(b):	Address of Issuer’s Principal Executive Offices:

Century House

16 Par-La-Ville Road

Hamilton HM HX

Bermuda

ITEM 2(a):	Name of Persons Filing:

This statement on Schedule 13G (this “Statement”) is being filed by Halco Holdings Inc. and Trencor Limited (collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the United States Securities and Exchange Commission pursuant to Section 13 of the Act.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

ITEM 2(b):	Address of Principal Business Office or, if None, Residence:

Halco Holdings Inc.

Jubilee Buildings

Victoria Street

Douglas

Isle of Man

IM1 2SH

Trencor Limited

13th Floor

The Towers South

Heerengracht

Cape Town 8001

South Africa

ITEM 2(c):	Citizenship:

Halco Holdings Inc. is organized under the laws of The British Virgin Islands.

Trencor Limited is organized under the laws of the Republic of South Africa.

ITEM 2(d):	Title of Class of Securities:

Common Shares, $0.01 par value per share

ITEM 2(e):	CUSIP Number:

G8766E109

ITEM 3	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4	Ownership.

(a)	Amount Beneficially Owned:

Trencor Limited (“Trencor”) owns 27,278,802 Common Shares of Textainer Group Holdings Limited (the “Issuer”) following the distribution of such shares to Trencor by Halco Holdings Inc. (“Halco”) and their registration in Trencor’s name on May 16, 2018. Trencor is a South African investment holding public company, listed on the JSE Limited in Johannesburg, South Africa. On May 16, 2018, Trencor also succeeded to Halco’s rights and obligations under the voting limitation deed with the Issuer, dated as of January 1, 2018, pursuant to which Halco agreed to limit or restrict its shareholder voting rights in the Issuer, solely in respect of the appointment and/or removal of directors, as disclosed on Amendment No. 4 to this Schedule 13G.

(b)	Percent of Class: 47.8% (percentage ownership is based on 57,097,220 Common Shares outstanding as of December 31, 2017 as reported in the Issuer’s Form 20-F, filed on March 14, 2018 with the U.S. Securities and Exchange Commission).

(c)	Number of shares as to which such persons have:

(i)	Sole power to vote or to direct the vote:

See the response to Item 5 of the cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See the response to Item 6 of the cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See the response to Item 7 of the cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:.

See the response to Item 8 of the cover page for each Reporting Person.

ITEM 5:	Ownership of Five Percent or Less of a Class.

As of the date hereof, Halco has ceased to be the beneficial owner of more than 5 percent of the Issuer’s Common Shares.

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

ITEM 8:	Identification and Classification of Members of the Group.

Not applicable

ITEM 9:	Notice of Dissolution of a Group.

Not applicable

ITEM 10	Certification.

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 25, 2018

HALCO HOLDINGS, INC.

By:	/s/ Stephen Dillon Gray
Name:	Stephen Dillon Gray
Title:	Director

TRENCOR LIMITED

By:	/s/ Hendrik Roux van der Merwe
Name:	Hendrik Roux van der Merwe
Title:	Director

EXHIBIT INDEX

Exhibit	Description

1	Joint Filing Agreement, dated as of May 29, 2008 (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on May 29, 2008)